State of Delaware
Secretary of State
Division of Corporations
Delivered 04:01 PM 01/17/2017
FILED 04:01 PM 01/17/2017
SR 20170272870 - File Number 4988217

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF THE CERTIFICATE OF INCORPORATION OF ENDONOVO THERPEUTICS, INC.

It is hereby certified that:

1. The name of the corporation (hereinafter called the "corporation") is: Endonovo Therapeutics, Inc.

2. The certificate of incorporation of the corporation is hereby amended by striking out Article the First Sentence of Article Fourth thereof and by substituting in lieu of said first sentence of Article Fourth the following new first sentence of Article Fourth:

The total number of shares of all classes of stock which the Corporation shall have authority to issue is Five Hundred Five Million (505,000,000) shares of which Five Million (5,000,000) shares shall be Preferred Stock, par value $.0001 per share, and Five Hundred Million (500,000,000) shall be Common Stock, par value $.0001 per share. The voting power, designations, preferences and relative participating option or other special qualifications, limitations or restrictions are set forth hereinafter:

3. The amendment of the certificate of incorporation herein certified has been duly adopted and written consent has been given in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

Signed on January 17, 2017

Alan Collier, CEO